[Ober|Kaler Letterhead]

March 30, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-4561

ATTN: Michael F. Johnson. Esq.

Re:	Howard Bancorp, Inc.
Registration Statement on Form S-1
Filed November 28, 2011
File No. 333-178204

Dear Mr. Johnson:

On behalf of Howard Bancorp, Inc. (the “Company”), we have filed today Pre-Effective Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company has authorized us to make the various factual representations contained in this letter.

Enclosed are two copies of the Amendment, one of which is marked to show changes from Amendment No. 1 to the Registration Statement. For your convenience, each of the comments set forth in your letter dated February 24, 2012 is set forth below, followed by the Company’s response. The numbered responses below correspond to the numbered comments in your letter.

General

1.	In the event you do not provide updated financial information (financial statements, MD&A, etc.) in your next amendment, please revise to include a recent developments section to disclose financial results for the fourth quarter of 2011 together with a discussion of your results, to the extent you have this information available.

U.S. Securities and Exchange Commission

March 30, 2012

We have updated all financial statements, footnotes and MD&A to present information as of December 31, 2011.

Note 1: Summary of Significant Accounting Policies – Allowance for Credit Losses, page F-9

2.	We note your response to comment 11 in your letter dated February 13, 2012, in which you indicate that TDRs which are performing according to their modified terms are included with other performing loans utilizing the nonspecific allowance for credit loss methodology. Given that a TDR will always be considered impaired even if on accrual status, impairment should be measured individually for all TDRs. Please revise your accounting policy going forward and tell us the impact on your financial results at September 30, 2011 if you measured impairment on accruing TDRs individually.

The Summary of Significant Accounting Policies has been modified to reflect that any loan that has been identified as a Troubled Debt Restructuring (TDR) will always be considered impaired, and thus will be measured on an individual basis to determine if a specific allowance for credit losses is warranted. As of September 30, 2011, our ALLL included approximately $15 thousand in additional allowance as a result of using the collective evaluation method for measurement versus the specific approach.

Note 6 – Credit Quality Assessment, page F-15

3.	We note your response to comment 13 in your letter dated February 13, 2012. We could not locate where you disclose the unpaid principal balance of impaired loans for each class of financing receivable. Please revise accordingly or tell us where you disclose this information. If the unpaid principal balance equals the recorded investment, please revise to disclose this fact. Refer to ASC 310-10-50-15(a)(4). See ASC 310-10-55-10 for example disclosure.

The tables relating to impaired loans for both December 31, 2011 and December 31, 2010 have been modified to include both the recorded investment and the unpaid principal balance for all impaired loans. Please note impaired loans have been adjusted to include every loan that has ever been classified as a TDR as noted in the comments to Note 1, above.

4.	We note your response to comment 18 in your letter dated February 13, 2012. Please address the following:

a.	Clarify how you measured impairment on this loan at September 30, 2011. If you did not individually measure impairment on this loan, please confirm that this loan is included in the analysis provided in response to our preceding comment on measuring impairment on accruing TDRs individually at September 30, 2011.

U.S. Securities and Exchange Commission

March 30, 2012

As of September 30, 2011 this loan was not measured individually for impairment, but was included with loans of similar characteristics and was collectively evaluated. We can confirm that this loan is included in the analysis from the preceding comment, and is now, and will continue to be evaluated individually for impairment, and will be reflected in all future presentations and discussions of impaired loans.

b.	Clarify for us the terms of the loan before and after modification.

The loan was closed in December 2004 with a ten year maturity of 2014. Originally the loan had a rate of 6.10% with payments of $17,739. After the modification the interest rate was 2.00% for 18 months with monthly principal and interest payments of $8,704. This payment allowed for the continued payment of principal in the $3 - $4,000 range. After the initial 18 months, the rate increased to 7.25% and the principal and interest payment increased to $19,244. The overall yield on the loan is approximately 5.875% over the life of the loan which is consistent with rates and terms offered for similar credits.

c.	Clarify for us the meaning of “principal curtailments continuing under the original term.”

The modified terms were such that for a brief period of time the interest rate was reduced, followed by a higher rate for the remainder of the term, however the amount of principal repayments during this brief modification period were not adjusted downward, and were unaffected by the interest modification.

d.	Tell us why the loan was restructured and how you considered the increased credit risk relative to the original underwriting in your conclusion that the loan would have met your underwriting standards at the time it was restructured and that it yielded a market rate for loans with similar credit risk.

The loan was restructured to provide a brief period of relief to our borrower, that was experiencing a short term cash flow interruption. We met several times with the borrower, and well understood the factors impacting this borrower, as well as the level of credit risk to the bank. We considered the prior repayment history for the loan, as well as the overall risk for the entire term of the loan, and were comfortable that this very short modification could be accomplished within our underwriting standards. Given the overall effective rate for the term of this loan, it was determined that this rate was similar to the market rate for similar loans with comparable risk at the time of modification.

We continue review this loan and based on the continued repayment of the loan and from the positive cash flow of the business, no specific reserve is required. This loan was specifically reviewed and discussed at our most recent regulatory examination, and no objection to our accounting treatment or classification was noted. We also just completed our annual independent loan review (in January 2012) with Clifton Larsen Allen and in their review of this loan, they noted no impairment reserves were required.

U.S. Securities and Exchange Commission

March 30, 2012

.

Exhibits and Financial Statement Schedules

(a) List of Exhibits

Exhibit 5

4.	Please remove the third assumption in the first paragraph on page 2. Your diligence should include who the officers are and whether the certificates have been properly executed by officers.

We note that Section II.B.3(a) of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, provides that “the staff generally believes certain assumptions or qualifications in legality opinions are necessary or may be appropriate,32 such as the staff generally believes certain assumptions or qualifications in legality opinions are necessary or may be appropriate,32 such as … the persons identified as officers are actually serving as such and that any certificates representing the securities will be properly executed by one or more such persons.” Therefore, we believe this assumption is appropriate and have not deleted it from the opinion.

5.	Please remove assumptions 1, 4, 5, and 6 in the second paragraph on page 2; they are overly broad and not necessary for your legality opinion.

We have removed these assumptions from the opinion. Please see the revised legal opinion filed as Exhibit 5 to the Amendment.

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Please also note that we have revised the Amendment to cover the resale of the shares sold in the private placement, which has now been completed.

We believe that the Amendment is responsive to your comments. If we can be assistance in facilitating the staff’s review, please contact the undersigned at (410) 347-7341 or psomergreif@ober.com.

Sincerely,

/s/ Penny Somer-Greif

Penny Somer-Greif

cc:	Mary Ann Scully
Howard Bancorp, Inc.